ARISTOTLE FUNDS SERIES TRUST
11100 Santa Monica Blvd., Suite 1700
Los Angeles, CA 90025
August 21, 2023

Chad Eskildsen
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Aristotle Funds Series Trust (the “Trust”)
File No.: 333-273036
Dear Mr. Eskildsen:
This correspondence responds to comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Pre-Effective Amendment 1 to the Trust’s Registration Statement on Form N-14 filed via EDGAR on August 17, 2023 (the “N-14”). For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the N-14.
The Trust undertakes to make the revisions presented in this correspondence in the definitive form of the N-14 to be filed pursuant to Rule 497(c) under the Securities Act of 1933.
Proxy Statement/Prospectus
Comment 1:     Please revise the column headings of the Pro Forma Capitalization tables to clarify which columns apply to the Acquired Funds and the Acquiring Funds.
Response:    The revisions have been made as requested.
Comment2:    Please revise the Pro Forma Capitalization tables for Aristotle International Equity Fund II, Aristotle Core Equity Fund II and Aristotle Small Cap Equity Fund II to include information for all outstanding shares of the Acquiring Funds, not only the Class I-2 shares or Class I-3 shares, as applicable.
Response:    The revisions have been made as requested, as shown in the revised Pro Forma Capitalization tables for Aristotle International Equity Fund II, Aristotle Core Equity Fund II and Aristotle Small Cap Equity Fund II attached as Exhibit A hereto.

*	*	*
If you have any questions regarding the above response, please do not hesitate to contact Rachel Spearo of U.S. Bank Global Fund Services, the Trust’s sub-administrator, at (414) 516-1692 or rachel.spearo@usbank.com.

Sincerely,

/s/ Thomas J. Fuccillo
Thomas J. Fuccillo
Chief Legal Officer

EXHIBIT A
PRO FORMA CAPITALIZATION
The following tables show the capitalization of each Acquired Fund and its corresponding Acquiring Fund on a pro forma combined basis (unaudited) as of July 17, 2023 giving effect to the proposed Reorganization. The following are examples of the number of shares of each Acquiring Fund that would be exchanged for the shares of its corresponding Acquired Fund if the Reorganization was consummated on July 17, 2023, and do not reflect the number of shares or value of shares that would actually be received if the Reorganizations occurred on the Reorganization Closing Date. Aristotle/Saul Global Equity Fund II and Aristotle Value Equity Fund II are shell funds that will commence operations on the Reorganization Closing Date. Each Acquired Fund is expected to be the accounting survivor for financial statement purposes following the Reorganizations. The capitalizations of the Acquired Funds and their share classes are likely to be different on the Reorganization Closing Date as a result of daily share purchase, redemption, and market activity.
Aristotle Value Equity Fund and Aristotle Value Equity Fund II

Aristotle Value Equity Fund (Acquired Fund)		Aristotle Value Equity Fund II (Acquiring Fund)
			Pro Forma Adjustments	Pro Forma Combined
Net Assets		Net Assets
Class I	$693,643,306.35	Class I-2	$0.00	$693,643,306.35
NAV Per Share		NAV Per Share
Class I	$18.89	Class I-2	$0.00	$18.89
Shares Outstanding		Shares Outstanding
Class I	36,816,678.363	Class I-2	0.00	36,816,678.363
Aristotle/Saul Global Equity Fund and Aristotle/Saul Global Equity Fund II

Aristotle/Saul Global Equity Fund (Acquired Fund)		Aristotle/Saul Global Equity Fund II (Acquiring Fund)
			Pro Forma Adjustments	Pro Forma Combined
Net Assets		Net Assets
Class I	$61,534,152.07	Class I-2	$0.00	$61,534,152.07
NAV Per Share		NAV Per Share
Class I	$14.70	Class I-2	$0.00	$14.70
Shares Outstanding		Shares Outstanding
Class I	4,185,708.022	Class I-2	0.00	4,185,708.022
(continued on next page)

Aristotle International Equity Fund and Aristotle International Equity Fund II

Aristotle International Equity Fund (Acquired Fund)		Aristotle International Equity Fund II (Acquiring Fund)
				Pro Forma Adjustments	Pro Forma Combined
Net Assets		Net Assets
		Class A	-	-	-
		Class I	$206,077,940.38	$0.00	$206,077,940.38
Class I	$412,861,764.10	Class I-2	-	$0.00	$412,861,764.10
Total (all classes)	$412,861,764.10	Total (all classes)	$206,077,940.38	$0.00	$618,939,704.48
NAV Per Share		NAV Per Share
		Class A	-	-	-
		Class I	$10.44	$0.00	$10.44
Class I	$13.02	Class I-2	-	$0.00	$13.02
Shares Outstanding		Shares Outstanding
		Class A	-	-	-
		Class I	19,739,767.78	-	19,739,767.78
Class I	31,725,020.123	Class I-2	-	-	31,725,020.123
Total (all classes)	31,725,020.123	Total (all classes)	19,739,767.78	-	51,464,787.90
Aristotle Core Equity Fund and Aristotle Core Equity Fund II

Aristotle Core Equity Fund (Acquired Fund)		Aristotle Core Equity Fund II (Acquiring Fund)
				Pro Forma Adjustments	Pro Forma Combined
Net Assets		Net Assets
		Class A	-	-	-
		Class I	$233,169,382.54	$0.00	$233,169,382.54
Class I	$182,372,608.82	Class I-2	-	$0.00	$182,372,608.82
Total (all classes)	$182,372,608.82	Total (all classes)	$233,169,382.54	$0.00	$415,541,991.36
NAV Per Share		NAV Per Share
		Class A	-	-	-
		Class I	$11.08	$0.00	$11.08
Class I	$19.86	Class I-2	-	$0.00	$19.86
Shares Outstanding		Shares Outstanding
		Class A	-	-	-
		Class I	21,047,668.57	-	21,047,668.57
Class I	9,184,015.072	Class I-2	-	-	9,184,015.072
Total (all classes)	9,184,015.072	Total (all classes)	21,047,668.57	-	30,231,683.64
(continued on next page)

Aristotle Small Cap Equity Fund and Aristotle Small Cap Equity Fund II

Aristotle Small Cap Equity Fund (Acquired Fund)		Aristotle Small Cap Equity Fund II (Acquiring Fund)
				Pro Forma Adjustments	Pro Forma Combined
Net Assets		Net Assets
		Class A	$4,182,295.85	$0.00	$4,182,295.85
		Class C	$974,146.03	$0.00	$974,146.03
		Class I	$0.00	$0.00	$0.00
		Class I-2	$21,194,573.02	$0.00	$21,194,573.02
		Class R6	$1,317,577.69	$0.00	$1,317,577.69
Class I	$203,531,176.38	Class I-3	$203,531,176.38	$0.00	$203,531,176.38
Total (all classes)	$203,531,176.38	Total (all classes)	$231,199,768.97	$0.00	$231,199,768.97
NAV Per Share		NAV Per Share
		Class A	$13.40	$0.00	$13.40
		Class C	$12.78	$0.00	$12.78
		Class I	$10.00	$0.00	$10.00
		Class I-2	$13.73	$0.00	$13.73
		Class R6	$13.21	$0.00	$13.21
Class I	$14.20	Class I-3	-	$0.00	$14.20
Shares Outstanding		Shares Outstanding
		Class A	312,008.97	-	312,008.97
		Class C	76,196.18	-	76,196.18
		Class I	-	-	-
		Class I-2	1,543,212.04	-	1,543,212.04
		Class R6	99,766.42	-	99,766.42
Class I	14,345,714.253	Class I-3	14,345,714.25	-	14,345,714.25
Total (all classes)	14,345,714.253	Total (all classes)	16,376,897.86	-	16,376,897.86

The tables above assume that the Reorganizations occurred on July 17, 2023. The tables are for informational purposes only. No assurance can be given as to how many Acquiring Fund Shares will be received by shareholders of each Acquired Fund on the date that the Reorganizations take place, and the foregoing should not be relied upon to reflect the number of shares of an Acquiring Fund that actually will be received on or after that date. As described previously, immediately prior to the Reorganization Closing Date, the Acquired Funds’ assets will be valued pursuant to the Aristotle Funds Trust's valuation procedures. In the event that valuation of an Acquired Fund’s assets using the Aristotle Funds Trust’s valuation procedures would result in a valuation difference or the diminution in value of shares of either the Acquired Fund or the Acquiring Fund, that Reorganization will not be consummated, unless AIS, subject to its discretion, elects to contribute such funds, as necessary and appropriate, to resolve any diminution in value of the Acquired Fund Shares or the Acquiring Fund Shares.
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